
                                                                 -----------------------------
                                                                           OMB APPROVAL
                                 UNITED STATES                   OMB Number:         3235-0145
                       SECURITIES AND EXCHANGE COMMISSION        Expires:     October 31, 1997
                             WASHINGTON, D.C. 20549              Estimated average burden
                                                                 hours per response..... 14.90
                                                                 -----------------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*
                               MEDIA LOGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58441B-10-0
                    ----------------------------------------
                                 (CUSIP Number)
                       c/o Advent International Corp.
    JANET LOUISE HENNESSY         101 FEDERAL STREET, BOSTON, MA 02110         617-951-9400
-----------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                 March 24, 1997
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)
                Copyright (c)1992. NRS Systems, Inc. (Portions of Software Only)

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ADVENT INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |X|
                                                                 (b) | |

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            | |

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         1,025,201
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         1,025,201
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,025,201
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     CO, IA
--------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                Copyright (c)1992. NRS Systems, Inc. (Portions of Software Only)

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ADVENT INTERNATIONAL LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |X|
                                                                 (b) | |

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            | |

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         785,201
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         785,201
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     785,201
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                Copyright (c)1992. NRS Systems, Inc. (Portions of Software Only)

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DIGITAL MEDIA & COMMUNICATIONS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |X|
                                                                 (b) | |

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            | |

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         785,201
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         785,201
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     785,201
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                Copyright (c)1992. NRS Systems, Inc. (Portions of Software Only)

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ACFS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |X|
                                                                 (b) | |

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            | |

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         240,000
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         240,000
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     240,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                Copyright (c)1992. NRS Systems, Inc. (Portions of Software Only)

CUSIP Number 58441B-10-0                13D                 Page 6 of 11



Item 1.  Security and Issuer.
------

      This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, $0.01 par value (the "Common Stock") of Media Logic, Inc., a Massachusetts corporation (the "Corporation"). The CUSIP number associated with such Common Stock is 58441B-10-0. The address of the principal executive office of the Corporation is 310 South Street, P.O. Box 2258, Plainville, MA 02762.

Item 2.  Identity and Background
------

      (a) (b) (c) and (f) This statement is being filed by the following entities:

      (1) Advent International Corporation, a Delaware corporation;

      (2) Advent International Limited Partnership, a Delaware limited partnership;

      (3) Digital Media & Communications Limited Partnership, a Delaware limited partnership;

      (4) ACFS Limited Partnership, a Delaware limited partnership;

      The persons serving as directors and executive officers of Advent International Corporation are set forth on Schedule A hereto.

      The entities listed in subparagraph (1) through (4) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." Advent International Corporation ("Advent") is an investment advisory firm. ACFS Limited Partnership ("ACFS") and Advent International Limited Partnership ("AILP") are venture capital investment funds the general partner of which is Advent. AILP is the general Partner of Digital Media & Communications Limited Partnership("Digital") a venture capital investment fund. Except as otherwise stated on Schedule A hereto, the principal business address of all of the Reporting Persons is c/o Advent International Corporation, 101 Federal Street, Boston, MA 02110.

CUSIP Number 58441B-10-0                13D                 Page 7 of 11




      (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
------

      The reporting persons' paid an aggregate of $1,050,000 for the acquisition of Subordinated Convertible Debentures and Common Stock Purchase Warrants of the Corporation. The Subordinated Convertible Debentures and Common Stock Purchase Warrants are convertible into an aggregate of approximately 14% of the Corporation's Common Stock.

Item 4. Purpose of the Transaction.
------

      The Reporting Persons acquired the Subordinated Convertible Debentures and Common Stock Purchase Warrants in a private placement transaction, which took place on March 24, 1997.

      The Subordinated Convertible Debentures are convertible into Common Stock beginning on the earlier of (i) the effective date of a registration statement of the underlying Common Stock or (ii) the 91st calendar day after the date of issuance. The conversion price of the debentures is equal to the lesser of 120% of the average closing price over a five trading-day period of the Common Stock ending on the last trading day of the subscription date or 80% of the average closing price over a five trading-day period of the Common Stock ending on the day prior to conversion. The warrants become exercisable 180 days after the date of issuance.

      The reporting persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional securities, or by disposing of all or a portion of the securities now held.

CUSIP Number 58441B-10-0                13D                 Page 8 of 11


      Except to the extent set forth above in this Item 4, none of the Reporting Persons has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Corporation or any of its subsidiaries, (ii) any change in the Corporation's present Board of Directors or management, (iii) any material changes in the Corporation's present capitalization or dividend policy or any other material change in the Corporation's present business or corporate structure, (iv) any change in the Corporation's charter or by-laws, or (v) the Corporation's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.
------

      (a) The following table sets forth the aggregate number and percentage
(based upon the number of shares of Common Stock outstanding as of February 12, 1997) of the Common Stock beneficially owned by each Reporting Person named in
Item 2 of this statement. The aggregate number and percentage of the Common
Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3(d)(1), provided however that the debentures are convertible 91 days after the date of issuance, and the warrants become exercisable 180 days after the date of issuance.

                                                      Number of Shares
                                        ------------------------------------------
                                        Subordinated     Common Stock                 Percentage
                                         Convertible       Purchase                   of Shares
Reporting Person                          Debenture1      Warrants2        Total      Outstanding
-------------------------------------------------------------------------------------------------
Digital Media & Communications
 Limited Partnership (1)                   374,331         410,870         785,201        11.1%
                                           -------         -------         -------        ----

Advent International Limited
Partnership (1)                            374,331         410,870         785,201        11.1%
                                           -------         -------         -------        ----

ACFS Limited Partnership (2)                     0         240,000         240,000         3.7%

Advent International Corporation           374,331         650,870       1,025,201        14.0%
                                           -------         -------         -------        ----

Total Group Ownership                      374,331         650,870       1,025,201        14.0%
                                           =======         =======       =========        ====

----------
1   Assuming that the conversion price is $2.805 per share, which is 120% of the average closing price over a five trading-day period ending on the last trading day of the subscription date, although the conversion price could be lower. The debentures are convertible beginning on June 23, 1997. The actual number of shares issuable upon conversion of the debentures may be greater or lesser, depending upon the market price of the Common Stock at the time of such conversion.

2   The warrants become exercisable on September 20, 1997 at a purchase price of $3.00, per share. The actual number of shares issuable upon exercise of the warrants and the purchase price are subject to adjustment.



CUSIP Number 58441B-10-0                13D                 Page 9 of 11





      (1) Advent is the General Partner of AILP, which in turn is the General Partner of Digital. As such, Advent has the sole power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of Advent and AILP derives from such power.

      (2) Advent is the General Partner of ACFS. As such, Advent has the power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of Advent derives from such power.

      (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

      (c) (d) (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           See Item 4.

Item 7. Material to be Filed as Exhibits.
------

                  Not applicable

            (THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK)

CUSIP Number 58441B-10-0                13D                 Page 10 of 11





                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 4, 1997
-------

ADVENT INTERNATIONAL CORPORATION
By:               Janet L. Hennessy
                           Vice President   /s/ Janet L. Hennessy
                                            ---------------------

ADVENT INTERNATIONAL LIMITED PARTNERSHIP
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President   /s/ Janet L. Hennessy
                                            ---------------------

DIGITAL MEDIA & COMMUNICATIONS LIMITED PARTNERSHIP
By:               Advent International Limited Partnership,
                           General Partner
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President   /s/ Janet L. Hennessy
                                            ---------------------

ACFS LIMITED PARTNERSHIP
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President   /s/ Janet L. Hennessy
                                            ---------------------

CUSIP Number 58441B-10-0                13D                 Page 11 of 11




                                   SCHEDULE A


                  The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 101 Federal Street, Boston, Massachusetts 02110. All of the persons listed below are United States citizens.

I.    Advent International Corporation

                                 Position with                 Principal
                             Advent International             Occupation
    Name                          Corporation               (if different)
    ----                          -----------               --------------
    Peter A. Brooke                Chairman

    Douglas R. Brown        Chief Executive Officer
                                   President
                                   Director

    Thomas R. Armstrong            Director
                           Executive Vice President
                            Chief Operating Officer

    Thomas H. Lauer          Senior Vice President
                            Chief Financial Officer

    Mark Hoffman                   Director                 Chief Executive
                                                              Officer of
                                                         Hamilton Lunn Limited

    Frank Savage                   Director                   Senior Vice
                                                             President of
                                                            Equitable Life
                                                           Assurance Society
                                                           Vice Chairman of
                                                           Equitable Capital
                                                           Management Corp.

    William H. Gorham              Secretary